UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-49760

CUSIP Number 71647K105

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: July 31, 2014

[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Petro River Oil Corp
Full Name of Registrant

Former Name if Applicable

1980 Post Oak Boulevard, Suite 2020
Address of Principal Executive Office

Houston, Texas 77056
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant cannot file its Quarterly Report on Form 10-Q for the period ended July 31, 2014 within the prescribed time period because of delays in compiling the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-Q which could not be eliminated without unreasonable effort or expense. The Registrant is working diligently with its auditors to complete its Quarterly Report on Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Scot Cohen	469	828-3900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petro River Oil Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2014	By:	/s/ Scot Cohen
	Name:	Scot Cohen
	Title:	Executive Chairman

Exhibit for 12b-25

On May 30, 2014, the Company entered into a Subscription Agreement pursuant to which the Company obtained a 50% interest in Bandolier Energy, LLC (“Bandolier”). Thereafter, Bandolier acquired all of the issued and outstanding equity of Spyglass Energy Group, LLC (“Spyglass”), the owner of oil and gas leases, leaseholds, lands, and options and concessions thereto located in Osage County, Oklahoma. Spyglass comprises the largest contiguous oil and gas acreage position in Northeastern Oklahoma, approximately 106,000 acres, with substantial original oil in place, stacked reservoirs, as well as exploratory and development opportunities that can be accessed through both horizontal and vertical drilling.

Due to the transactions described above, the Company anticipates that there will be significant changes in the results of operations from the corresponding period for the last fiscal year, which will be reflected in the financial statements attached to the finalized Form 10-Q.